UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

AIM IMMUNOTECH INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00901B105

(CUSIP Number)

Todd Deutsch

Ted D. Kellner

c/o Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114

Attn: John J. Harrington

(216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00901B105

1.	Names of Reporting Persons Todd Deutsch
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,716,100
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,716,100
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,716,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 3.5%(1)
14.	Type of Reporting Person IN

(1)	Percentage ownership based on 48,841,656 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 00901B105

1.	Names of Reporting Persons Ted D. Kellner
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 394,000
	8.	Shared Voting Power 1,099,000
	9.	Sole Dispositive Power 394,000
	10.	Shared Dispositive Power 1,099,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 3.1%(1)
14.	Type of Reporting Person IN

(1)	Percentage ownership based on 48,841,656 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

SCHEDULE 13D

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 27, 2023 (the “Initial Schedule 13D” and together with Amendment No. 1 thereto filed on August 7, 2023, Amendment No. 2 thereto filed on August 28, 2023 and this Amendment No. 3, the “Schedule 13D”) by Todd Deutsch and Ted D. Kellner (the “Reporting Persons”) with respect to the Common Stock, par value $0.001 per share, of AIM ImmunoTech Inc. (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Item 4, 5, 6 and 7 to the extent set forth below.

Item 4. Purpose of the Transaction

Item 4 is hereby supplemented as follows:

On December 28, 2023, the Delaware Court of Chancery ruled in Mr. Kellner’s favor that four separate advance notice bylaw provisions adopted by the Company’s Board of Directors in March 2023 are invalid. However, despite this ruling, the Court went on to find that Mr. Kellner’s notice of nominations did not comply with certain of the Company’s remaining (or predecessor) advance notice provisions. The Reporting Persons disagree with the Court’s opinion on this latter finding as to numerous matters of fact and law and Mr. Kellner is seeking an expedited appeal and to enjoin the Company’s Annual Meeting pending such appeal.

The Reporting Persons are attaching as exhibit hereto a copy of a press release that the Kellner Group issued on January 3, 2024 with respect to the foregoing.

The Reporting Persons do not intend in the near term to acquire additional shares of Common Stock or dispose of the shares of Common Stock they currently hold. However, the Reporting Persons will review their investments in the Company on a continuing basis and may in the future determine (1) to acquire additional securities of the Company (although they reiterate that it is not their intention, either alone or acting together with any other persons or group of persons, to acquire a control stake in the shares of Common Stock), (2) to dispose of all or a portion of the securities of the Company owned by them or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the actions of the Company’s board and whether the Reporting Persons believe it is acting in the best interests of the Company’s stockholders; the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to Company and the Reporting Persons; developments with respect to the businesses of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby supplemented as follows:

(a)

Following the transactions described under (c) below, Mr. Kellner is the beneficial owner of 1,493,000 shares of Common Stock, or 3.1% of the Company’s outstanding shares. The Group consisting of Mr. Deutsch and Mr. Kellner owns an aggregate of 3,209,100 shares of Common Stock, or 6.6% of the Company’s outstanding shares. The ownership percentages above are based on 48,841,656 shares of Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

(b)

Following the transactions described under (c) below, Mr. Kellner has sole voting and dispositive power over 394,000 shares of Common Stock and shared voting and dispositive power over 1,099,000 shares of Common Stock with his wife, Mary T, Kellner.

(c)

Mr. Kellner acquired the following shares of Common Stock in open market purchases in the last 60 days: 37,298 shares of Common Stock at $0.50 per share on December 26, 2023; and 12,702 shares of Common Stock at $0.50 per share on December 27, 2023.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

The Group Agreement entered into by the Reporting Persons and Mr. Chioini on July 26, 2023 automatically expires by its terms at the completion of the Company’s Annual Meeting. On January 3, 2024, the parties amended the Group Agreement so that it does not automatically expire at the completion of the Company’s Annual Meeting, which is currently scheduled to be reconvened on January 5, 2024 absent an injunction pending Mr. Kellner’s appeal. A copy of the Amendment to the Group Agreement is attached as an exhibit hereto.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby supplemented by adding the following exhibits:

Exhibit No.	Name

1.	Kellner Group Press Release, dated January 3, 2024

2.	Amendment to Group Agreement, dated January 3, 2024

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 3, 2024

TODD DEUTSCH

By:	/s/ Todd Deutsch

TED D. KELLNER

By:	/s/ Ted D. Kellner